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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Zamba Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

9-8888-1108

(CUSIP Number)

Phillip J. Downey
Vice President - General Counsel & Corporate Secretary
Technology Solutions Company
205 N. Michigan Avenue, Suite 1500
Chicago, Illinois 60601
312-228-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 9-8888-1108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Technology Solutions Company, I.R.S. Employer Identification No. 36-3584201

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

U.S.A.

	7.	Sole Voting Power
Number of		1,000

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		1,000

Person	10.	Shared Dispositive Power

With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

100%

14.	Type of Reporting Person (See Instructions)

CO, HC

Item 1.   Security and Issuer.

     This Amendment No. 1 to Schedule 13D relates to the common stock, $0.01 par value (the “Shares”), of Zamba Corporation, a Delaware corporation (“Zamba”). Zamba’s principal executive offices are located at 3033 Excelsior Blvd., Suite 200, Minneapolis, Minnesota, 55416.

Item 2.   Identity and Background.

     NO CHANGES

Item 3.   Source and Amount of Funds or Other Consideration.

     On December 31, 2004, Zamba became a wholly-owned subsidiary of Technology Solutions Company, a Delaware corporation (“TSC”), upon consummation of the merger (the “Merger”) of Z Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of TSC (“Sub”), with and into Zamba (Zamba, in its capacity as the surviving corporation of the Merger, the “Surviving Corporation”), contemplated by the Agreement and Plan of Merger dated as of August 6, 2004 (the “Merger Agreement”) among TSC, Sub and Zamba.

     Pursuant to the Merger Agreement, each Share outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than Shares owned directly or indirectly by TSC or Zamba, which Shares were cancelled, was converted into the right to receive 0.15 of a share of common stock, $0.01 par value, of TSC, including the corresponding percentage of a right to purchase shares of Series A Junior Participating Preferred Stock of TSC.

Item 4.   Purpose of Transaction.

     TSC entered into the Merger Agreement in order to cause Zamba to become a wholly-owned subsidiary of TSC upon consummation of the Merger. The Merger became effective on December 31, 2004.

     Pursuant to the Merger Agreement, at the Effective Time, the Certificate of Incorporation of Zamba was amended as set forth in Section 1.4 of the Merger Agreement, the Bylaws of Sub became the Bylaws of the Surviving Corporation, and the directors and officers of Sub became the directors and officers of the Surviving Corporation. It is anticipated that the Shares will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

     Concurrently with the execution of the Merger Agreement, in order to induce TSC and Sub to enter into the Merger Agreement, Michael H. Carrel, Joseph B. Costello, Dixon R. Doll, Paul D. Edelhertz and Sven A. Wehrwein (collectively, the “Stockholders”), who owned an aggregate of 5,220,534 (approximately 13.4%) of the then-outstanding Shares, entered into stockholder voting and support agreements (the “Stockholder Agreements”), dated as of August 6, 2004, with TSC and Sub.

     Pursuant to the Stockholder Agreements, each Stockholder (a) granted an irrevocable proxy to TSC, or its designee, to vote at any meeting of stockholders of Zamba and in any action by written consent of the stockholders of Zamba, all of the Shares held by such Stockholder (i) in favor of the Merger Agreement, the Merger, and all other transactions contemplated by the Merger Agreement and the Stockholder Agreement, (ii) against any action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposed transaction (including any Takeover Proposal (as defined in the Merger Agreement)) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Zamba under the Merger Agreement (whether or not theretofore terminated) or that could result in any of the conditions to Zamba’s obligations under the Merger Agreement not being fulfilled or that could reasonably be expected to impede, interfere, or be inconsistent with, delay, postpone, discourage or adversely affect the Merger Agreement (whether or not theretofore terminated), the Merger or the Stockholder Agreement, (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of Zamba, and (iv) against any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization, liquidation or sale of a material amount of assets involving Zamba or its subsidiaries, other than the Merger; and (b) agreed to cause the Shares held by such Stockholder to be voted in accordance with the foregoing.

     Each Stockholder also agreed pursuant to the Stockholder Agreements, not to, directly or indirectly, (i) sell, assign, transfer (including by operation of law), pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Stockholder Agreements, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares, or (iv) take any action that would make any representation or warranty of the Stockholder therein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing the Stockholder’s obligations thereunder. In addition, each Stockholder agreed not to, directly or indirectly, (i) solicit, initiate, encourage or otherwise facilitate any inquires or the making of any proposal or offer that constitutes or may be reasonably expected to lead to any Takeover Proposal or (ii) participate in any discussions or negotiations regarding a Takeover Proposal or furnish any confidential information or data or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal.

     The description of the Stockholder Agreements contained herein is qualified in its entirety by reference to the copies of the form of Stockholder Agreements included as Exhibit 2 hereto, which are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     (a) - (c) TSC became the sole beneficial and record owner of 100% of the outstanding Shares at the Effective Time.

     Except as described above, neither TSC nor, to its knowledge, any person named in Schedule I to Item 2 hereof (previously filed) beneficially owned Shares as of December 31, 2004, or acquired or disposed any Shares during the preceding 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     NO CHANGES

Item 7.   Material to be Filed as Exhibits.

     NO CHANGES

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

TECHNOLOGY SOLUTIONS COMPANY
By:	/s/ PHILIP J. DOWNEY
	Name:	Philip J. Downey
	Title:	Vice President – General Counsel & Corporate Secretary